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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	1-9076

Beam Suntory Inc.

(Exact name of registrant as specified in its charter)

510 Lake Cook Road Deerfield, IL 60015 (847) 948-8888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $3.125 per share

(Title of each class of securities covered by this Form)

8 5/8% Debentures due 2021

7 7/8% Debentures due 2023

6 5/8% Debentures due 2028

1.750% Notes due 2018

3.250% Notes due 2023

1.875% Notes due 2017

3.250% Notes due 2022

5 3/8% Notes due 2016

5 7/8% Notes due 2036

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, Beam Suntory Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 12, 2014	By:	/s/ Kenton R. Rose
	Name:	Kenton R. Rose
	Title:	Senior Vice President, General Counsel, Chief Administrative Officer and Secretary